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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/14___ AND ENDING ___12/31/14___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinhan Investment America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, Suite 702

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOON PAK   212-297-0041

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP

(Name – *if individual, state last, first, middle name*)

2050 Center Avenue Suite 405,	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/14/15

OATH OR AFFIRMATION

I, _____YOON PAK_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SHINHAN INVESTMENT AMERICA INC_____ , as

of _____December 31_____, 20 _14_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)



Certified Public Accountants



SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)



sejong LLP

integrity·trust·professionalism

2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969

www.sejongLLP.com

Independent Accountant's Agreed-upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors
Shinhan Investment America Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the nine months period ended December 31, 2014, which were agreed to by Shinhan Investment America Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Shinhan Investment America Inc.'s compliance with the applicable instructions of Form SIPC-7. Shinhan Investment America Inc.'s management is responsible for Shinhan Investment America Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months period ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the nine months period ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015



2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969

www.sejongLLP.com

integrity·trust·professionalism

Report of Independent Registered Public Accounting Firm

The Board of Directors
Shinhan Investment America Inc.:

We have audited the accompanying statement of financial condition of Shinhan Investment America Inc. (a New York corporation), (a wholly owned subsidiary of Shinhan Investment Corp.), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Shinhan Investment America Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Shinhan Investment America Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	150,298
Certificates of deposit		2,189,947
Commissions receivable from Parent		135,460
Prepaid taxes		15,352
Fixed assets		30,964
Other assets		28,390
Total assets	$	2,550,411

Liabilities and Stockholder's Equity

Liabilities:

Accrued expenses and other liabilities	$	115,603
Deferred rent payable		78,184
Total liabilities		193,787

Stockholder's equity:

Common stock, $0.01 par value. Authorized, issued and outstanding, 15,000 shares		150
Additional paid-in capital		4,199,850
Accumulated deficit		(1,843,376)
Total stockholder's equity		2,356,624
Total liabilities and stockholder's equity	$	2,550,411

See accompanying notes to financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2014

(1) Description of Business

Shinhan Investment America Inc. (the Company) was incorporated on February 1, 1993 under the laws of the State of New York to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Shinhan Investment Corp. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and Securities Investor Protection Corporation (SIPC).

The Company changed its fiscal year from March 31 to December 31.

The Company engages primarily in broker and dealer transactions of Korean securities and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the United States of America investing in Asian markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean security transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Notes to Statement of Financial Condition

December 31, 2014

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. The Company also invests its cash surplus in the form of certificate of deposit and money market account with an affiliated bank. A summary of balances with the Parent and the affiliate as of December 31, 2014 is approximately as follows:

Certificates of deposit and money market account	$ 740,000
Commissions receivable	135,000
Accrued interest on certificates of deposit	1,000

(4) Certificates of Deposit

At December 31, 2014, certificates of deposit amounted to $2,189,947, which mature through October 26, 2015, with interest rates ranging from 0.55% to 0.80% per annum.

(5) Fixed Assets

Fixed assets, at cost, at December 31, 2014 are summarized as follows:

Equipment	$ 65,641
Furniture and fixtures	55,399
Leasehold improvements	173,328
	294,368
Less accumulated depreciation and amortization	263,404
	$ 30,964

(6) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2014

At December 31, 2014, the Company had a minimum net capital requirement of $250,000, which has increased from $100,000 during the period. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31, 2014, the Company had net capital of $1,406,066, which exceeded the minimum requirement by $1,156,066. The Company's percentage of aggregate indebtedness to net capital was 13.78%.

(7) **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2014 are as follows:

Deferred tax assets:	
Net operating loss carry-forwards	1,070,280
Deferred rent	35,602
Fixed assets, principally due to differences in depreciation	29,490
Total gross deferred tax assets	1,135,372
Less valuation allowance	1,135,372
Net deferred tax assets	$ -

The net change in the valuation allowance for the nine months ended December 31, 2014 was an increase of approximately $20,150. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2014, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $2,067,000 which expire in various years through December 31, 2034. The Company also has net operating loss carryforwards for state and local tax purposes amounting to approximately $3,427,000 at December 31, 2014, which expire in various years through December 31, 2034.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

SHINHAN INVESTMENT AMERICA INC.
(A Wholly Owned Subsidiary of
Shinhan Investment Corp.)

Notes to Statement of Financial Condition

December 31, 2014

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for fiscal years ended March 31, 2014, 2013, and 2012 for the federal, states, and local jurisdictions.

(8) Commitment

The office lease was extended under new term starting April 1, 2014. It expires on March 31, 2023. The office lease contains a rent escalation clause for increases in property taxes and wage over base year, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contracts as of December 31, 2014 are as follows:

Year ending December 31:

2015	$ 217,000
2016	217,000
2017	217,000
2018	233,000
2019	238,000
Thereafter	775,000
	$ 1,897,000

(9) Off-Balance-Sheet Risk

The Company reviewed its exposure on off-balance-sheet credit risks regarding the creditworthiness of its customers to fulfill their contracted obligations of security transactions, and determined that the fair value of such of such exposure is not material. There were no customers' unsettled trades at December 31, 2014.

As the assets and liabilities of the Company are short term in nature, the difference between carrying value and fair value is minimal, and separate disclosure of fair values has not been made.

(10) Concentration of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2014. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2015, the date at which the financial statements were available to be issued, and determined that there were no other items which required accounting for or disclosure in the financial statements.